UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HOOKIPA Pharma Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43906K100

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

June 14, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K100	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,813,151 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,813,151 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,813,151 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 1,685,000 shares of common stock (“Common Stock”) of HOOKIPA Pharma, Inc. (the “Issuer”) issuable upon the conversion of 1,685 Series A-2 Preferred (as defined in Item 3 and subject to limitations as described in Item 5) held directly by the Funds (as defined in Item 3).

(2)	Based on 96,550,590 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 9, 2024, plus 1,685,000 shares of Common Stock issuable upon conversion of 1,685 Series A-2 Preferred (as defined in Item 3) that are subject to the limitations on conversion described in Item 5.

CUSIP No. 43906K100	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,813,151 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,813,151 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,813,151 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 1,685,000 shares of Common Stock issuable upon the conversion of 1,685 Series A-2 Preferred (as defined in Item 3 and subject to limitations as described in Item 5) held directly by the Funds (as defined in Item 3).

(2)	Based on 96,550,590 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2024, plus 1,685,000 shares of Common Stock issuable upon conversion of 1,685 Series A-2 Preferred (as defined in Item 3) that are subject to the limitations on conversion described in Item 5.

CUSIP No. 43906K100	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,813,151 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,813,151 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,813,151 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 1,685,000 shares of Common Stock issuable upon the conversion of 1,685 Series A-2 Preferred (as defined in Item 3 and subject to limitations as described in Item 5) held directly by the Funds (as defined in Item 3).

(2)	Based on 96,550,590 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2024, plus 1,685,000 shares of Common Stock issuable upon conversion of 1,685 Series A-2 Preferred (as defined in Item 3) that are subject to the limitations on conversion described in Item 5.

CUSIP No. 43906K100	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,813,151 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,813,151 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,813,151 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 1,685,000 shares of Common Stock issuable upon the conversion of 1,685 Series A-2 Preferred (as defined in Item 3 and subject to limitations as described in Item 5) held directly by the Funds (as defined in Item 3).

(2)	Based on 96,550,590 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2024, plus 1,685,000 shares of Common Stock issuable upon conversion of 1,685 Series A-2 Preferred (as defined in Item 3) that are subject to the limitations on conversion described in Item 5.

Schedule 13D

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of HOOKIPA Pharma Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 350 Fifth Avenue, 72nd Floor, Suite 7240, New York, New York 10118. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Issuer held by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) reported herein were purchased with working capital of the Funds in the open market, in transactions with the underwriters and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. 650,481 shares of Common Stock and 2,399,517 shares of non-voting Class A common stock, convertible at any time on a 1-to-1 basis without consideration into Common Stock (“Class A Common Stock”), subject to limitations on conversion described in Item 5, were acquired as a result of conversions of securities formerly acquired in private transactions with the Issuer. 2,565,429 shares of Common Stock and 370 shares of Series A non-voting convertible preferred stock (“Series A Preferred”) of the Issuer convertible at any time on a 1-to-1000 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5, 10,800 shares of Series A-1 non-voting convertible preferred stock (“Series A-1 Preferred”) of the Issuer convertible at any time on a 1-to-1000 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5 and 15,268 shares of Series A-2 non-voting convertible preferred stock (“Series A-2 Preferred”) of the Issuer convertible at any time on a 1-to-1000 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5, were purchased in transactions with underwriters. All other securities were purchased on the open market. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $80,541,765.

Item 4. Purpose of the Transaction.

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s Board, management and other investors, and other items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of Class A Common Stock, Series A Preferred, Series A-1 Preferred, Series A-2 Preferred or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Class A Common Stock, Series A Preferred, Series A-1 Preferred and Series A-2 Preferred (as defined below), subject to the limitations on conversion described below.

Holder	Common Stock	Class A Common Stock	Series A Preferred	Series A-1 Preferred	Series A-2 Preferred
667, L.P.	648,079	248,578	27	818	1,295
Baker Brothers Life Sciences, L.P.	7,480,072	2,150,939	343	9,982	13,973
Total	8,128,151	2,399,517	370	10,800	15,268

The Class A Common Stock is only convertible to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares of Common Stock that may be issued upon conversion of the Class A Common Stock by the above holders may change depending upon changes in the outstanding Common Stock. Due to the Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Class A Common Stock.

The Series A Preferred and Series A-1 Preferred are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the “Series A and Series A-1 Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Series A and Series A-1 Beneficial Ownership Limitation applicable to that Fund to any percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares of Common Stock that may be issued upon conversion of the Series A Preferred and Series A-1 Preferred by the above holders may change depending upon changes in the outstanding Common Stock. Due to the Series A and Series A-1 Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series A Preferred or Series A-1 Preferred.

The Series A-2 Preferred is only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the “Series A-2 Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Series A-2 Beneficial Ownership Limitation applicable to that Fund to any percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares of Common Stock that may be issued upon conversion of the Series A-2 Preferred by the above holders may change depending upon changes in the outstanding Common Stock.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

(c) The Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholders Agreement Dated February 15, 2019

The Issuer, the Funds, and several other investors are parties to a Shareholders Agreement dated February 15, 2019 (the “Shareholders Agreement”), providing the Funds and other investor signatories to the Shareholders Agreement with certain registration rights.

Pursuant to the Shareholders Agreement, the Funds may, on two occasions, require the Issuer to file a registration statement covering all or any portion of the Funds’ securities of the Issuer in connection with an underwritten offering if the total offering price of the securities to be sold in such underwritten offering (inclusive of any piggyback shares and before deduction of underwriting discounts) is expected to exceed, in the aggregate, $10,000,000. Additionally, pursuant to the Shareholders Agreement, upon such time as the Issuer shall have qualified for the use of Form S-3, the Issuer is required to file a Shelf Registration Statement on Form S-3 providing for the resale of shares as requested by the Funds if they would be deemed affiliates (as such term is defined in Rule 144 under the Securities Act) of the Issuer at the time of such request, and the Issuer must take steps necessary to keep such Shelf Registration Statement effective for so long as the requesting investor signatories remain affiliates of the Issuer. The Funds are also entitled to piggyback registration rights whereby the Funds may require the Issuer to include their securities of the Issuer in any registration statement that the Issuer files to register its securities either for its own account or for the account of others. The Shareholders Agreement contains customary indemnification provisions pertaining to such registration rights and requires that the Issuer bear certain registration and selling expenses incurred in connection with the registrations described above, other than underwriting discounts and selling commissions.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is incorporated by reference as Exhibit 99.2, and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Shareholders Agreement by and between HOOKIPA Pharma Inc., 667, L.P., Baker Brothers Life Sciences, L.P., and certain other investors, dated as of February 15, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 23, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2024

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker